

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Jeffrey A. Valenty
President
FlatWorld Acquisition Corp.
220 East 42nd Street, 29th Floor
New York, New York 10017

> **Re: FlatWorld Acquisition Corp.**
> **Schedule TO-I filed July 30, 2012**
> **Schedule TO-I/A filed July 31, 2012**
> **Schedule TO-I/A filed August 2, 2012**
> **Schedule TO-I/A filed August 20, 2012**
> **File No. 005-85805**

Dear Mr. Valenty:

We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/A filed August 20, 2012

Exhibit 99(A)(1)(F) – Offer to Purchase

Will the Ordinary Shares be listed on a Stock Exchange following the Merger?, page 10

1.   Refer to comment 7 in our letter dated August 14, 2012 and your response, including the revised disclosure on page 10 of the amended offer to purchase. Please expand to very generally describe the "recent rule changes" at the Exchanges that are preventing you from listing the ordinary shares for one year after the merger, and (if not apparent from that description) why you will believe you will satisfy the listing standards of the Exchanges thereafter.

Risk Factors, page 14

Certain actions by the U.S. Federal Reserve could cause a flattening of the yield curve . . . , page 23

2.   Please expand this risk factor to specifically discuss the net losses that Orchid Island has suffered in 2012, which you indicate on page 130 and in the merger slides were partially due to Fed actions.

The Transaction, page 47

3.   We note your disclosure that Bimini Capital has generated a 26.8% annualized return on invested capital and a cumulative return on invested capital of 143.3% since the inception of its investment strategy. Please revise throughout to clarify that the returns disclosed include returns on Orchid Island's portfolio.

4.   Please tell us how you calculate "return on invested capital," explain why you use this measure for Bimini but ROE for Orchid, and tell us why you believe ROIC is a balanced and comprehensive measure of performance. We note for example it is the sole metric used to highlight performance on slide 10 of the merger presentation. In addition, given that after the acquisition Orchid intends to distribute as dividends all or substantially all of its taxable income, please also disclose the ROIC without assuming reinvestment of prior period returns.

5.   Please also disclose ROE data based on net income without adjustments for unrealized gains/losses or changes in fair value.

6.   We note your disclosure that FlatWorld's directors reviewed financial data for other public companies that invest in agency MBS. Please identify the other public companies that were reviewed and briefly describe any other factors that were taken into account in their selection other than their investment focus. Furthermore, to the extent that public companies that invest in agency MBS were not included in the board's review, please identify such companies and explain why they were excluded.

7.   We note your response to comment 19 in our letter dated August 14, 2012 regarding your tabular presentation of projected financial information. Please revise your disclosure to include similar information regarding the pro forma interest income and interest expenses line items as you have in your response.

8.   We note that in two places on page 50 you have directed investors not to rely on the disclosure you have provided. Please remove these and any other statements that advise investors not to rely on your disclosure. Please note that we do not object to cautionary language regarding the source of the disclosure or the need for investors to consider in proper context.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island

Portfolio, page 130

9.   We note your response to comment 26 in our letter dated August 14, 2012. Given that the operations of Orchid Island are based on a net interest margin, please present a tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate.

FlatWorld Acquisition Corp. and Orchid Island

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Three Months Ended March 31, 2012, page 150

10.   We note your response to comment 31 in our letter dated August 14, 2012. Please tell us why you have included an adjustment to interest expense for the same amount; it would appear that such adjustment would relate to net interest income, not interest expense. Please advise.

Exhibit 99(A)(5)(D) – Merger Presentation

11.   We note your response to comment 36 in our letter dated August 14, 2012. Please revise slide 4 to also show the $10.26 implied share value disclosed on pages 50 and 51 of the offer to purchase.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at (202) 551-3573 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Tina Chalk, Senior Special Counsel, at (202) 551-3263, Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief

cc: Douglas S. Ellenoff, Esq.